FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE February 1, 2013

ITEM 3.	NEWS RELEASE

A news release was disseminated on February 1, 2013 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces an updated 10 million ounce 3E (Platinum, Palladium and Gold) inferred mineral resource estimate for the Waterberg joint venture property. The current resource covers only 250m of influence up dip and eastward into a new permit granted in January 2013. The deposit remains open along strike onto permits under application as well as up-dip. Drilling continues and has been ramped up from 10 to 15 drill rigs, largely focussed on the up-dip potential of the deposit.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces an updated 10 million ounce 3E (Platinum, Palladium and Gold) inferred mineral resource estimate for the Waterberg joint venture property. The current resource covers only 250m of influence up dip and eastward into a new permit granted in January 2013. The deposit remains open along strike onto permits under application as well as up-dip. Drilling continues and has been ramped up from 10 to 15 drill rigs, largely focussed on the up-dip potential of the deposit

Overall with drilling in late 2012 the estimated resource has been expanded by 51%. The total deposit grade has increased slightly and the average thickness has increased from 4.1 meters to 4.6 meters thick on the four layers in the resource estimate. The metal ratios of platinum, palladium and gold have remained generally consistent with initial resource estimate in 2012.

The total resource contains 10.12 million ounces platinum, palladium and gold (3E) in 92.93 million tonnes with the shallowest part of the deposit in the T zone at 124 meters deep and the deposit cut off at 1000m deep as a preliminary economic cut off. The updated inferred mineral resource estimate covers the first 2.8 kilometres of T-zone and 5.4 kilometres of F-zone strike length.

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Mineral Resource Estimate 01 February 2013
	Stratigraphic Thickness	Tonnage Mt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au (g/t)	Pt:Pd:Au	2PGE+Au (koz)	Cu (%)	Ni (%)	Cu (t)	Ni (t)
T1	2.58	4.33	0.91	1.37	0.52	2.80	32:49:19	390	0.21	0.11	9,200	4,900
T2	4.08	25.46	1.07	1.87	0.78	3.72	29:50:21	3,045	0.17	0.09	44,000	22,600
T Total	3.76	29.78	1.05	1.79	0.75	3.59	29:50:21	3,435	0.18	0.09	53,200	27,500
FH	4.02	7.19	1.09	2.37	0.20	3.66	30:65:6	847	0.10	0.22	6,900	15,500
FP	5.46	55.95	1.01	2.10	0.14	3.25	31:65:4	5,838	0.06	0.16	33,400	91,600
F Total	5.24	63.15	1.02	2.13	0.15	3.29	31:65:4	6,685	0.06	0.17	40,300	107,100
Combined Total	4.63	92.93	1.03	2.02	0.34	3.39	30:60:10	10,120
Content (koz)			3,071	6,040	1,009

Inferred Mineral Resource, Dated February 01, 2013, Ken Lomberg, Coffey Mining, Independent Qualified Person

Based on drilling to date, an interpreted erosional feature of the Waterberg sediments into the newly discovered lobe of the Bushveld complex limits part of the eastern T zone extension near surface. Additional T zone potential is open to the west and north of the current area of drilling. “F” zone exploration drilling from approximately 300 meters deep up-dip towards surface is ongoing.

The inferred mineral resource estimate includes two “T” and two “F” mineralized layers. The most important layers are the 4.1 meter thick “T2” and 5.5 meter thick “FP” layers. The T layers are very well correlated in terms of geochemical markers and lithology and have a characteristic metal split of approximately 50% Palladium, 29% Platinum and 21% Gold. The F layers are approximately 5.2 metres thick on average, having an approximate metal split of 65% Palladium and 31% Platinum and 4% Gold.

The Waterberg deposit has excellent potential to be mined by highly efficient mechanized methods and the initial deposit depth are amenable to a decline ramp rather than vertical shafts.

For the initial and the current resource models the T and the F layers have been modelled to a cut-off depth of 1,000 metres below surface. Mineralization below this depth has not been included in the current resource estimate. Significant mineralized intercepts have been returned below this depth, up to 1,300 meters deep. The 1,000 metre cut-off depth will be re-evaluated during a preliminary economic assessment planned for 2013.

Platinum Group, with a 49.9% direct and indirect interest in the Waterberg property, made the discovery in partnership with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”). JOGMEC holds a direct 37% interest in the Waterberg property with a balance of approximately 13.1% of the project being held by black empowerment interests. Platinum Group is the operator of the project. JOGMEC has now approved their participation in an initial USD $10.0 million exploration program for 2013.

R. Michael Jones, President and CEO of Platinum Group, said “The Waterberg discovery of near surface, thick platinum is very opportune at a time of shrinking global production of platinum from the conventional mines. As we continue to drill for resource expansion we will commence a preliminary economic assessment on the initial 10 million ounces. Our teams have now completed the design of the WBJV Project 1 mine now in construction, and are excited to begin their work on initial mine designs for Waterberg”.

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Inferred Mineral Resource Estimate Details

The mineral resource estimate was completed by Ken Lomberg (SACNAPS 400038/01) of Coffey Mining. Coffey Mining is a well-established international Mining consultancy with offices in Australia, Africa, North America and South America.

The inferred mineral resource estimate was prepared using an inverse distance squared approach and a seam model for each layer. Some 20 boreholes and a total of 106 intersections on the different layers for the T zone and 30 Boreholes and a total of 101 intersections on the F zone were used in calculating the inferred mineral resource estimate.

The basis of the estimates are the identified cuts of the layers. The layers were initially defined based on their geochemical signatures and checked against the core to ensure continuity especially between deflections of the same boreholes. The cuts were also defined based on the geology and marginal cut-off grade of 0.1g/t PGM, 3E and a minimum thickness of 2 meters.

A cut-off grade of 2.0g/t was applied to the block model for the T1 and FH Layers. Note: Totals may not sum exactly due to rounding

Qualified Person, Quality Control and Assurance, Verification

Ken Lomberg is the Independent (as defined in NI-43-101) Qualified Person (“QP”) for the inferred mineral resource estimate presented here and he has approved this disclosure. He is based in South Africa and has 27 years of relevant experience in resource estimation and mining project evaluations in many platinum projects and mines. He has verified the data by visiting the project site, reviewing the core, checking the assay data, checking resource model cuts on the core, viewing the assay certificates on a test basis and assisting with the geology interpretation, and reviewing the 3-D deposit model generated in Datamine by Thys Botha, the non-independent qualified resource estimation geologist and Exploration Manager for Platinum Group Metals RSA Pty Ltd. Mr. Lomberg is satisfied that the confidence of the data, the geological interpretation and estimate are sufficient for the calculation of an inferred mineral resource estimate.

Quality control and assurance was completed in the normal process for Platinum Group Metals RSA Pty Ltd. Standards, duplicates and blanks were inserted regularly in every assay batch. These assay results were checked and any results outside of two standard deviations were re-assayed. Strict control and documentation on the core from the drill rig to the site and the assay samples to the lab were maintained at all times under a chain of custody sign off system. The platinum group elements were assayed by fire assay using a nickel sulphide collection method at Setpoint Laboratories, Johannesburg, a SANAS accredited laboratory.

Inferred mineral resource estimates, under the CIM guidelines, do not have demonstrated economic viability and may never achieve the confidence to be mineral reserve estimates or to be mined. An inferred resource has reasonably assumed continuity based on limited sampling but the geological and grade continuity has not been verified. The property is held under a Prospecting Right with the exclusive right to convert that right to a Mining Right. There can be no assurance that a Mining Right will be granted with-out extensive further work and an Application to the Department of Mineral Resources of South Africa.

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About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group is building the WBJV Project 1 Platinum mine in the Western Limb of the Bushveld Complex, South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Wesizwe which is controlled by Jinchuan of China. The Platinum Group management team has a track record of discovery of precious metals mine over the past 20 years. Platinum Group recently completed a $ 180 million equity funding and a credit approval for $ 260m for the WBJV Project 1 mine and exploration at Waterberg.

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to move Waterberg ahead with exploration and engineering work. In addition, the results of the UFS may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

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Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102 N/A

ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

February 1, 2013

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